MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act
as a Public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Morgan Stanley Smith Barney LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The unconsolidated supplemental schedule on page 18 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated statement of financial condition. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedule is fairly stated, in all material respects, in relation to the consolidated statement of financial condition as a whole.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2009.

MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021
(In millions of dollars)

ASSETS		
Cash	$	454
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		1,187
Financial instruments owned, at fair value		834
Securities purchased under agreements to resell		8,008
Securities borrowed		642
Receivables:		
Customers		11,596
Brokers, dealers and clearing organizations		37
Fees, interest and other		682
Affiliates		21
Goodwill		4,609
Intangible assets (net of accumulated amortization of $3,107)		843
Other assets		905
Total assets	$	29,818
LIABILITIES AND MEMBER'S EQUITY		
Financial instruments sold, not yet purchased, at fair value	$	8
Securities sold under agreements to repurchase		545
Securities loaned		1,469
Other secured financings, at fair value		57
Payables:		
Customers		8,737
Brokers, dealers and clearing organizations		142
Interest and dividends		33
Affiliates		516
Other liabilities and accrued expenses		6,814
Borrowings (includes $12 at fair value)		482
Total liabilities		18,803
Commitments and Contingent Liabilities (See Note 10)		
Member's equity		11,015
Total liabilities and member's equity	$	29,818

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY SMITH BARNEY LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2021
(In millions of dollars, except where noted)

1. Introduction and Basis of Presentation

The Company

MSSB, together with its wholly owned subsidiaries (the "Company"), provides a wide variety of financial products and services to a large and diversified group of clients and customers including financial institutions and individuals. The Company offers financial advisor-led brokerage and investment advisory services; securities-based lending; self-directed brokerage services covering various investment alternatives; financial and wealth planning services; workplace services including stock plan administration; annuity and insurance products; cash management; and retirement plan services through a network of approximately sixteen thousand financial advisors in the U.S. The Company also performs sales and trading activities, primarily on an agency basis, in the equity and fixed income businesses and new issue distribution of fixed income and equity products. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the consolidated statement of financial condition.

MSSB is registered with the SEC as a wealth management broker-dealer and an investment adviser. The Company is also registered as an introducing broker with the CFTC and clears futures transactions through an affiliate, MS&Co. MSSB is also a member of FINRA, SIPC and various securities exchanges.

MSSB is a wholly owned subsidiary of MSDHI (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, the outcome of legal and tax matters, deferred tax assets, and other matters that affect its consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the consolidated statement of financial condition or the notes thereto, except for the below.

On January 19, 2022, the Company entered into a new $8,000 Subordinated Debt Agreement with the Parent. On the same day, the Company paid a dividend of $8,000 to the Parent.

On February 18, 2022, the Executive Committee of the Board of Directors of the Company approved payment of $700 dividend to the Parent to be paid on or about March 1, 2022.

Consolidation

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned licensed insurance subsidiaries in which MSSB has a controlling financial interest.

At December 31, 2021, the Company's consolidated subsidiaries reported $8 of assets, $5 of liabilities and $3 of equity on a stand-alone basis.

All material intercompany balances and transactions with its subsidiaries have been eliminated in consolidation.

2. Significant Accounting Policies

Fair Value of Financial Instruments

Instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either as required or allowed by accounting guidance. These financial instruments represent the Company's trading positions to facilitate customer transactions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Option

The Company has elected the fair value option to measure other secured financings. Please see Note 4 for additional information.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not

readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Offsetting of Derivative Instruments

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off cash collateral against any net amount owed by the counterparty.

Derivatives with enforceable master netting agreements are reported net of cash collateral received and posted.

For information related to offsetting of derivatives see Note 5.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future

reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash

Cash represents funds deposited with financial institutions.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements ("restricted cash") includes cash segregated in compliance with federal and other regulations and funds deposited by customers.

Contracts with Customers

Receivables from contracts with customers are recognized across the various types of Receivables balances in the consolidated statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer. Contract assets are recognized in Other assets when the Company has satisfied its performance obligations but payment is conditional and Other liabilities and accrued expenses when the Company has collected payment from a customer based on the terms of the contract but the underlying performance obligations are not yet satisfied.

Collateralized Financings

Securities borrowed, Securities purchased under agreements to resell ("reverse repurchase agreements"), Securities loaned, Securities sold under agreements to repurchase ("repurchase agreements") and other secured financings are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest. Where appropriate, repurchase agreements and reverse repurchase agreements with the same counterparty are reported on a net basis. Securities borrowed and Securities

loaned are recorded at the amount of cash collateral advanced or received.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company, with the right to net a counterparty's rights and obligations under the agreement and to liquidate and set-off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased or borrowed in connection with reverse repurchase agreements and securities borrowed transactions, respectively, and to receive cash and/or securities delivered under repurchase agreements or securities loaned transactions (with rights of rehypothecation).

The Company executes purchases and sales of investment securities on behalf of its customers. These transactions may result in fractional shares of equity securities held by customers. Fractional shares held by customers do not meet the criteria for derecognition under *ASC 860, Transfers and Servicing* and are accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. Fractional shares are presented as financial instruments owned (investments in fractional shares held by customers) with a corresponding repurchase obligation recorded in other secured financings (for investments held by customers) on the statement of financial condition.

For information related to offsetting of certain collateralized transactions, see Note 7.

Receivables and Payables – Customers

Receivables from customers primarily include margin loans (net of related customer cash and short sale proceeds). Payables to customers primarily include cash and short sale activity (net of related customer margin loans), and margin requirements.

Customers' securities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin loans, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily include margin requirements, amounts on unsettled trades, and amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date. Receivables and payables arising from unsettled trades are reported on a net basis.

Goodwill and Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests goodwill for impairment at the reporting unit level. For both the annual and interim tests, the Company has the option to either (a) perform a *quantitative* impairment test or (b) first perform a *qualitative* assessment to determine whether it is more likely than not that the fair value is less than its carrying amount, in which case the quantitative test would be performed.

When performing a *quantitative* impairment test, the Company compares the fair value with its carrying amount, including goodwill. If the fair value is less than its carrying amount, the impairment loss is equal to the excess of the carrying value over the fair value limited by the carrying amount.

The estimated fair value is derived based on valuation techniques the Company believes market participants would use. The estimated fair values are generally determined by utilizing a discounted cash flow methodology.

Goodwill is not amortized. Finite lived intangible assets are amortized over their estimated useful lives and are reviewed for impairment on an interim basis when impairment indicators are present.

See Note 8 for further information on Goodwill and Intangible assets.

Deferred Compensation Plans

Eligible current and former employees of the Company and affiliates participate in various deferred stock-based and cash-based compensation plans.

Expense for certain stock-based compensation awards is adjusted for changes in the fair value of the Firm's ("Ultimate Parent and its consolidated subsidiaries") common stock or the relevant model valuation, as appropriate, until conversion, exercise or expiration of the award.

The deferred cash-based compensation plans provide a return to the plan participants based upon the performance of various referenced investments. Expense for these awards is adjusted based on notional earnings of the referenced investments, until distribution of the award.

The Company enters into a variety of OTC derivative contracts with affiliates to economically hedge certain obligations under the deferred cash-based compensation plans.

Accounting Updates Adopted in 2021

Simplifying the Accounting for Income Taxes

In December 2019, the FASB amended the guidance to simplify the accounting for income taxes as part of its initiative to reduce complexity in accounting standards. The amendments remove certain exceptions to the general income tax accounting principles and provides for both consistency in application of and simplification for other areas within U.S. GAAP by clarifying and amending existing guidance. One clarifying amendment provided an option for entities that are disregarded for tax purposes and have issued financial statements to allocate their respective share of the consolidated current and deferred taxes. The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes and has elected such option to continue to include its allocated amount of current and deferred taxes in the consolidated statement of financial condition. The Company has elected to continue to accrue taxes. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition. This update was adopted as of January 1, 2021.

Accounting Development Updates

The FASB has issued certain accounting updates, which the Company has either determined to be not applicable or are not expected to have a significant impact on the Company's consolidated statement of financial condition.

3. Related Party Transactions

The Company enters into transactions with the Ultimate Parent and its consolidated subsidiaries (the "Firm") in order to, among other things, manage risk, facilitate client demand, satisfy regulatory and liquidity requirements, and fund business activities. These transactions include OTC derivatives and collateralized financings, as described in Notes 5 and 7, respectively. The Company also obtains funding from the Ultimate Parent as described in Note 9.

On February 18, 2021, the Company transferred its Employee loans to an affiliated service entity, MSSBF. On the same day, as a result of the transfer, the Company repaid its $1,400 Subordinated liabilities with the Parent and paid a $1,600 Dividend to the Parent.

On February 23, 2021, as a result of the above transfer, the Company made a $38 non-cash distribution of deferred tax assets to the Parent.

The Company paid an additional $1,100 of Dividends to the Parent during the year.

The Company is a party to deposit sweep agreements with MSBNA and MSPBNA, both bank affiliates. Under these sweep agreements, each bank sources certain deposits from the Company. These deposits are primarily garnered through the Deposit Program whereby certain cash balances are primarily swept into separate money market deposit accounts and demand deposit accounts. The Company receives fees from each bank for the deposits obtained through the Deposit Program. In addition, MSBNA and MSPBNA issue certain types of loans and lending

commitments to clients of the Company resulting in fees charged to the Company.

The Company participates in various deferred stock-based and cash-based compensation plans for the benefit of certain current and former employees, as described in Note 2 and 12, as well as employee benefit plans as described in Note 13. The Company enters into OTC derivative contracts with affiliates to economically hedge certain obligations under the deferred cash-based compensation plans. See Note 5 for additional disclosures on fair value and notional amounts related to the derivatives associated with these deferred compensation plans, included within equity contracts. Additionally, the Company has recognized liabilities to the Ultimate Parent for the deferred stock-based compensation plans which are recorded in Other liabilities and accrued expenses on the consolidated statement of financial condition.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 14, global transfer pricing policies, and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, are payable on demand, and bear interest at rates established by the treasury function of the Firm. These rates are periodically reassessed and are generally intended to approximate the rate of interest that the Firm incurs in funding its business (the "Firm proxy rate").

The Company applies global transfer pricing policies among affiliates. These policies are consistent with 2017 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies.

The Company has various agreements with an affiliated broker-dealer, MS&Co., in which MSSB provides certain sales and distribution services for MS&Co.'s equities and fixed income trading activities, and MS&Co. provides certain sales and trading services to the Company.

The Company has agreements with affiliated service entities, MSSG and MSSBF. MSSG provides the Company with certain services including infrastructure group support, healthcare and life insurance benefits for the employees of the Company, information processing, communications, and occupancy and equipment. MSSBF provides other services including information processing, communications, and occupancy and equipment.

Certain employees of the Company provide services for business activities conducted on two affiliates, MSBNA and MSPBNA. The Company is reimbursed by these affiliates for expenses related to these services.

		At December 31, 2021
Assets and receivables from affiliated companies:		
Restricted cash	$	90
Financial instruments owned, at fair value		763
Reverse repurchase agreements		8,008
Securities borrowed		642
Receivables - Affiliates		21
Other assets		26

Liabilities and payables to affiliated companies:		
Repurchase agreements	$	545
Securities loaned		1,469
Payables - Affiliates		516
Other liabilities and accrued expenses		679
Borrowings		28

4. Fair Values

Fair Value Measurement

Assets and Liabilities Measured at Fair Value

	At December 31, 2021				
	Level 1	Level 2	Level 3	Netting[1]	Total
Assets at fair value					
Financial instruments owned:					
Corporate and other debt	$ -	$ 13	$ 2	$ -	$ 15
Corporate equities[2]	57	-	1	-	58
Derivative contracts:					
Foreign exchange	-	16	-	-	16
Equity[3]	-	751	-	-	751
Netting[1]	-	(6)	-	-	(6)
Total derivative contracts	-	761	-	-	761
Total financial instruments owned	$ 57	$ 774	$ 3	$ -	$ 834
Liabilities at fair value					
Financial instruments sold, not yet purchased:					
Corporate and other debt	$ -	$ 2	$ -	$ -	$ 2
Derivative contracts:					
Foreign exchange	-	15	-	-	15
Netting[1]	-	(6)	-	(3)	(9)
Total derivative contracts	-	9	-	(3)	6
Total financial instruments sold, not yet purchased	$ -	$ 11	$ -	$ (3)	$ 8
Other secured financings	-	57	-	-	57
Borrowings	-	12	-	-	12

1. For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting". Positions classified within the same level that are with the same counterparty are netted within that level. For further information on derivative instruments, see Note 5.
2. For trading purposes, the Company holds or sells short equity securities issued by entities in diverse industries and of varying sizes.
3. Represents fair value of derivative assets associated with deferred compensation plans as mentioned in Note 3.

Valuation Techniques for Assets and Liabilities Measured at Fair Value

Corporate and other debt
Valuation Techniques:
- Corporate and other debt includes tranfers of financial assets that failed to meet the accounting criteria for a purchase.

Valuation Hierarchy Classification:
- Level 2 - if value based on observable market data for comparable instruments
- Level 3 - in instances where prices or significant spread inputs are unobservable

Corporate Equities
Valuation Techniques:
- Corporate equities includes investments in fractional shares held by customers.
- Fair value is determined based on quoted prices from the exchange.

Valuation Hierarchy Classification:
- Level 1 - actively traded exchange-traded securities
- Level 3 - if not actively traded, inputs are unobservable, or if undergoing an aged M&A event or corporate action

Derivative Contracts
OTC Derivative Contracts

Valuation Techniques:
- OTC derivative contracts include forward, swap and option contracts related to foreign currencies or equity prices.
- Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgment since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry.

Valuation Hierarchy Classification:
• Level 2 - when valued using observable inputs or where the unobservable input is not deemed significant.
For further information on the valuation techniques for OTC derivative products, see Note 2

Other secured financings

Valuation Techniques:
• Other secured financings represent repurchase obligations for investments held by customers.
Valuation Hierarchy Classification:
• Level 2 - classified as Level 2 as the liability is not actively traded in the market.

Borrowings

Valuation Techniques:
• Borrowings are contracts that are not classified as OTC derivatives because they fail net investment criteria. See the Derivative Contracts section above for a description of the valuation technique applied to the Company's Borrowings.
Valuation Hierarchy Classification:
• Level 2 - when valued using observable inputs, or where the unobservable input is not deemed significant.

Financial Instruments Not Measured at Fair Value

	At December 31, 2021				
		Fair Value			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets					
Cash	$ 454	$ 454	$ -	$ -	$ 454
Restricted cash	1,187	1,187	-	-	1,187
Reverse repurchase agreements	8,008	-	8,008	-	8,008
Securities borrowed	642	-	642	-	642
Receivables:					
Customers	11,596	-	11,596	-	11,596
Brokers, dealers and clearing organizations	37	-	37	-	37
Affiliates	21	-	21	-	21
Fees, interest and other	682	-	682	-	682
Other assets	44	-	44	-	44
Financial Liabilities					
Repurchase agreements	$ 545	-	$ 545	$ -	$ 545
Securities loaned	1,469	-	1,469	-	1,469
Payables:					
Customers	8,737	-	8,737	-	8,737
Brokers, dealers and clearing organizations	142	-	142	-	142
Affiliates	516	-	516	-	516
Interest and dividends	33	-	33	-	33
Other liabilities and accrued expenses	1,217	-	1,217	-	1,217
Borrowings	470	-	470	-	470

The previous table excludes all non-financial assets and liabilities, and certain financial instruments such as postretirement benefits.

5. Derivative Instruments

The Company may trade exchange-traded futures and options, as well as OTC swaps, forwards, options and other derivatives referencing, among other things, interest rates, equities, currencies, and bonds. The Company uses these instruments to economically hedge their client facilitation activity and obligations under certain deferred cash-based compensation plans. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options).

	Derivative at December 31, 2021			
	Asset		Liabilities	
	Fair Value	Notional	Fair Value	Notional
	Bilateral	OTC	Bilateral	OTC
Derivative contracts				
Foreign exchange	$ 16	$ 795	$ 15	$ 795
Equity[1]	751	3,696	-	-
Total gross derivative contracts	**767**	**$ 4,491**	**15**	**$ 795**
Counterparty netting	(6)		(6)	
Cash collateral netting	-		(3)	
Total derivative assets	**$ 761**		**$ 6**	

1. Bilateral OTC Equity contracts represent derivative assets associated with deferred compensation plans, as mentioned in Note 3.

6. Receivables from Contracts with Customers

Receivables from contracts with customers, which are included across the various types of Receivables balances in the Company's consolidated statement of financial condition, arise when the Company has both recorded revenues and has the right per the contract to bill customers. At December 31, 2021 and December 31, 2020, the balances related to Receivables from contracts with customers were $1,535 and $1,802, respectively.

7. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions with affiliates to, among other things, acquire securities to cover short positions and settle other securities obligations, accommodate customers' needs, finance its inventory positions, and meet regulatory and liquidity requirements.

The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest and requests or posts additional collateral, as provided under the applicable agreement to ensure such transactions are adequately collateralized, or that excess collateral is returned.

The risk related to a decline in the market value of collateral pledged or received is managed by setting appropriate market-based margin requirements. Increases in collateral margin calls on repurchase agreements and securities loaned transactions (collectively, "secured financing payables") due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing payables in a manner that reduces the potential refinancing risk of secured financing payables of less liquid assets and also considers the quality of collateral when negotiating collateral eligibility with counterparties. The Company utilizes shorter-term secured financing payables for highly liquid assets and establishes longer tenor limits for less liquid assets, for which funding may be at risk in the event of a market disruption.

Offsetting of Collateralized Transactions

	At December 31, 2021				
	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset[1]	Net Amounts
Assets					
Reverse repurchase agreements	$ 8,008	$ -	$ 8,008	$ (8,008)	$ -
Securities borrowed	642	-	642	(622)	20
Liabilities					
Repurchase agreements	$ 545	$ -	$ 545	$ (545)	$ -
Securities loaned	1,469	-	1,469	(1,433)	36
Other secured financings	57	-	57	(57)	-

1. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

For information related to offsetting of derivatives, see Note 5.

Gross Secured Financing Payables by Remaining Contractual Maturity

	At December 31, 2021				
	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Repurchase agreements	$ 545	$ -	$ -	$ -	$ 545
Securities loaned	1,469	-	-	-	1,469
Other secured financings	57	-	-	-	57
Total	$ 2,071	$ -	$ -	$ -	$ 2,071

Gross Secured Financing Payables by Class of Collateral Pledged

	At December 31, 2021
Repurchase agreements	
Corporate equities	$ 170
Corporate and other debt	375
Total	$ 545
Securities loaned	
Corporate equities	$ 1,323
Corporate and other debt	144
Other sovereign government obligations	2
Total	$ 1,469
Other secured financings	$ 57
Total included in the offsetting disclosure	$ 2,071

Fair Value of Collateral Received with Right to Sell or Repledge

	At December 31, 2021
Collateral received with right to sell or repledge	$ 22,453
Collateral that was sold or repledged[1]	4,257

1. Does not include securities segregated under federal and other regulations or requirements.

.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to collateralize repurchase agreements, securities loaned, and derivatives, as well as for delivery to counterparties to cover short positions held by customers.

As part of the secured borrowing transactions, financial instruments owned, representing fractional shares investments held by the customer, collateralize the related repurchase obligation that is recorded as other secured financings on the consolidated statement of financial condition. The repurchase obligation is collateralized by the customer's equity securities.

Customer Margin Lending

The Company provides margin lending arrangements which allow customers to borrow against the value of qualifying securities. Receivables from these arrangements are included within Receivables - Customers in the Company's consolidated statement of financial condition. Under these arrangements, the Company receives collateral, including U.S. Treasury and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Margin loans are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit terms daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Margin loans are extended on a demand basis and generally are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account and the amount of collateral, as well as an overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk.

Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits its credit exposure in the event of a customer default. The Company may request additional margin collateral from customers if appropriate and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2021, the balance related to customer receivables representing margin loans (net of related customer cash and short sale proceeds) was $10,657.

8. Goodwill and Intangibles

The Company completed its annual goodwill impairment test as of July 1, 2021. There have been no changes in the carrying amount of the Company's goodwill, which was $4,609 at December 31, 2021. Adverse market or economic events could result in impairment charges in future periods.

9. Borrowings

Borrowings of $482 at December 31, 2021 primarily consist of cash overdrafts as well as unsecured borrowings from the Ultimate Parent, at variable rates and maturing in less than 12 months.

The interest rates for the borrowings from the Parent are in line with the Firm proxy rate.

10. Commitments, Guarantees and Contingencies

Commitments

Central Counterparty. At December 31, 2021, the Company has outstanding commitments of $18, with original maturities of five years or more. These commitments relate to the Company's membership in certain clearinghouses and are contingent upon the default of a clearinghouse member or other stress events.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnity agreements that contingently require the Company to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

Derivative Contracts. Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. At December 31, 2021, the Company has no material derivatives meeting the definition of a guarantee. The Company evaluates collateral requirements for all derivatives, including derivatives that do not meet the accounting definition of a guarantee. For the effects of cash collateral and counterparty netting, see Note 5.

In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

Indemnities. The Company provides indemnities to two affiliates, MSBNA and MSPBNA related to services that certain employees and vendors of the Company provide for business activities conducted by these affiliates. MSBNA and MSPBNA have the right to seek indemnification from the Company for losses arising out of the provision of such services by the Company, its employees or its vendors, including for any operational losses caused by human error, failed process management, information technology malfunctions/limitations, fraud, or violations of legal or regulatory requirements. The maximum potential amount of future payment that the Company could be required to make under these indemnities cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for these indemnities.

Contingencies

Legal

In addition to the matters described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress.

While the Company has identified below any individual proceedings where the Company believes a material loss to be reasonably possible and reasonably estimable, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or possible and reasonably estimable.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

The Company's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government investigations and private litigation affecting financial services firms, including the Company.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved before a loss or additional loss, or range of loss or additional range of loss, can be reasonably estimated for a proceeding or investigation, including through potentially lengthy discovery and determination of important factual matters,

determination of issues related to class certification and the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

For certain other legal proceedings and investigations, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued but does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the consolidated financial condition of the Company as a whole, other than the matters referred to in the following paragraphs.

On May 27, 2014, the Company was named as a defendant in a civil case styled *Tracy Chen, as an aggrieved employee, v. Morgan Stanley Smith Barney LLC, et al.*, which is pending in Orange County Superior Court in California, seeking civil penalties on behalf of the State of California and all current and former California employees pursuant to the California Private Attorney General Act, Cal. Labor Code section 2699 et seq. Plaintiff asserts that the Company's expense reimbursement and final pay policies, and specifically, the Firm's Alternative Flexible Grid program, violate the California Labor Code under various factual and legal theories, including by passing the Company's costs of doing business onto Financial Advisors, and by paying some terminated Financial Advisors outside the statutorily prescribed time period for final wages. On November 21, 2018, the parties in a related federal litigation against the Company *styled Brandon Harvey, individually and on behalf of others similarly situated, v. Morgan Stanley Smith Barney LLC*, pending in the United States District Court for the Northern District of California, reached a settlement in principle for approximately $10. The federal court settlement, if approved, would resolve the representative claims in Plaintiff's action, which has been stayed. Plaintiff's efforts to block the settlement have, to date, been unsuccessful, and the matter is now on appeal at the US Court of Appeals for the Ninth Circuit.

Beginning on July 29, 2020, various plaintiffs filed complaints against the Company in the United States District Court for the Southern District of New York, asserting claims arising out of two data breach incidents in 2016 and 2019. On September 17, 2020, the Court consolidated the cases under the caption *In re Morgan Stanley Data Security Litigation*. On November 2, 2020, class plaintiffs filed a consolidated amended class action complaint asserting claims of negligence, invasion of privacy, unjust enrichment, breach of confidence, and various claims under state unfair and deceptive practices laws and data breach protection and notification statutes. On January 18, 2022, the court granted preliminary approval of an agreement between the parties to settle the matter. The Company has also received related regulatory inquiries from the Securities and Exchange Commission and various State Attorneys General.

11. Risk Management

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge, and control the principal risks involved in the activities of its business and support functions. The principal risks involved in the Company's business activities include credit, operational, model, compliance, cybersecurity, liquidity, strategic and reputational risk.

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to each subsidiary's, including the Company's, specific capital, and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability, and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Risk Management Process

The following is a discussion of the Company's risk management policies and procedures for the Company's primary risks.

Risk Limits Framework

Risk limits and quantitative metrics provide the basis for monitoring risk taking activity and avoiding outsized risk-taking. Risk limits and associated limit frameworks are reviewed on at least an annual basis, with more frequent updates as necessary. Board-level risk limits and approved frameworks address the most important Company-wide aggregations of risk. Additional risk limits approved by risk management may address more specific types of risk and are bound by the higher-level Board risk limits.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to

the Company. Credit Risk includes Country Risk, which is the risk that the events in, or that affect a foreign country (any country other than the U.S.) might adversely affect the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into swap or derivative contracts under which counterparties may have obligations to make payments to the Company; extending credit to clients through lending commitments; providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral to clearinghouses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; placing funds on deposit at other financial institutions to support its clearing and settlement obligations; and investing or trading in securities and loan pools, whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk through margin and other customer securities-based lending transactions, which are collateralized by securities.

The Company establishes practices to evaluate, monitor and control credit risk exposure both within and across its business activities.

The Company's credit risk exposure is actively managed by credit professionals (and the Business Unit's Risk Management, as appropriate) who monitors risk exposures, including margin loans and credit-sensitive, higher risk transactions.
The Company is responsible for ensuring timely and transparent communication of material credit risks, ensuring compliance with established limits, approving materials extensions of credit and escalating of risk concentrations to appropriate senior management.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g., fraud, theft, legal and compliance risks, cyber-attacks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., providing financial advice) and support and control groups (e.g., information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Cybersecurity

The Firm's cybersecurity and information security policies, procedures, and technologies are designed to protect the Company's own, client and employee data against unauthorized disclosure, modification or misuse and are also designed to address regulatory requirements. These policies and procedures cover a broad range of areas, including: identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response and recovery planning.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and uncertainty around inputs and assumptions. Model risk is generated from the use of models impacting financial statements, regulatory filings capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. MRM is a distinct department in Firm Risk Management responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Ultimate Parent's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/or inappropriate use of models.
The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

A guiding principle for managing model risk is the "effective challenge" of models. The effective challenge of models is defined as critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Firm-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Generally, the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events. The Liquidity Risk Department ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the Liquidity Risk Department establishes limits in line with its risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress Tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

Concentration Risk

Substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 27% of the Company's total assets at December 31, 2021, consist of securities issued by the U.S. government, federal agencies or other sovereign governments.

12. Employee Stock-Based Compensation Plans

Certain current and former employees of the Company and affiliates participate in several of the Ultimate Parent's stock-based compensation plans. These plans include RSUs and PSUs the details of which are further outlined below. The cost of stock-based compensation awarded to the Company's employees is recognized over the vesting period relevant to each separately vesting portion of the award.

Restricted Stock Units

RSUs are generally subject to vesting over time, generally one to four years from the date of award, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or canceled after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents if the awards vest. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured as the VWAP on the date of grant. Certain awards provide the Ultimate Parent discretion to claw back or cancel all or a portion of the award under specified circumstances.

Performance-based Stock Units

PSUs will vest and convert to shares of common stock only if the Ultimate Parent satisfies predetermined performance and market-based conditions over a three-year performance period. The number of PSUs that will vest ranges from 0% to 150% of the target award based on the extent to which the Ultimate Parent

achieves the specified performance goals. PSUs have vesting, restriction, forfeiture, and cancellation provisions that are generally similar to those of RSUs. The Ultimate Parent determines the fair value of PSUs with non-market performance conditions based on the grant-date fair value of its common stock, measured at VWAP on the aggregate of grant. PSUs that contain market-based conditions are valued using a Monte Carlo valuation model.

13. Employee Benefit Plans

Certain current and former employees of the Company and affiliates participate in various pension and postretirement employee benefit plans sponsored by the Parent.

Pension and Other Post Retirement Plans

The pension and postretirement plans, which are recorded on MS&Co. with associated employee costs charged to MSSB, have generally ceased future benefit accruals.

The pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

Morgan Stanley 401(k) Plan

The Company's employees meeting certain eligibility requirements may participate in the Morgan Stanley 401(k) Plan sponsored by the Parent. Eligible employees receive discretionary 401(k) matching cash contributions as determined annually by the Firm. In 2021, the Company matched eligible employee contributions up to 5% of eligible pay, up to the IRS limit. Eligible employees with eligible pay less than or equal to one hundred thousand dollars also received a fixed contribution under the 401(k) Plan equal to 2% of eligible 2021 pay. Transition contributions relating to acquired entities or frozen employee benefit plans are allocated to certain eligible employees through 2020.

Contributions are invested among available funds according to each participant's investment direction.

14. Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes, but has elected to continue to include its allocated amount of current and deferred taxes in the consolidated statement of financial condition. As such, the Company has a Tax Sharing Agreement with the Ultimate Parent in order to record its related current and deferred federal, state and local taxes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on

separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred Tax Assets and Liabilities

		At December 31, 2021
Gross deferred tax assets:		
Employee compensation and benefit plans	$	975
Allowance for credit losses and other reserves		32
Total deferred tax assets	$	1,007
Deferred tax assets valuation allowance		(2)
Deferred tax assets after valuation allowance		1,005
Gross deferred tax liabilities:		
Intangibles and Goodwill		335
Fixed Assets		1
Total deferred tax liabilities	$	336
Net deferred tax assets	**$**	**669**

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax assets are included in Other assets within the consolidated statement of financial condition.

The Company believes the recognized net deferred tax asset (after valuation allowance) of $669 at December 31, 2021 is more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits

Balance at December 31, 2020	$	28
Increase based on tax positions related to the current period		9
Increase based on tax positions related to prior periods		1
Balance at December 31, 2021	**$**	**38**
Net unrecognized tax benefits[1]	$	30

1. Represent ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and City	2014
New York City Unincorporated Business Tax	2010

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the IRS and other tax authorities in certain states and localities in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the consolidated statement of financial condition.

15. Regulatory Requirements

MSSB Regulatory Capital

MSSB is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, MSSB is required to maintain minimum Net Capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements, or $1. At December 31, 2021, MSSB's Net Capital was $2,438, which exceeded the minimum requirement of $205 by $2,233.

MSSB Customer Protection

As a registered U.S. broker dealer, MSSB is subject to the customer protection provisions under SEA Rule 15c3-3, which requires MSSB to compute a reserve requirement for customers and deposit cash or securities into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2021, MSSB had $5,321 in the special reserve bank account for the exclusive benefit of customers consisting of $403 in cash and

$4,918 in qualified U.S. Government securities. These qualified securities are sourced from reverse repurchase agreements in the Company's consolidated statement of financial condition.

As a clearing and carrying broker dealer, MSSB is also required to compute a reserve requirement for PAB under SEA Rule 15c3-3. As of December 31, 2021, MSSB deposited $6 in cash in a special bank account for PABs.

******

Glossary of Common Terms and Acronyms

CDS	Credit default swap(s)	**MSSG**	Morgan Stanley Services Group Inc.
CFTC	Commodity Futures Trading Commission	**OECD**	Organization for Economic Cooperation and Development
FASB	Financial Accounting Standards Board		
FINRA	The Financial Industry Regulatory Authority	**OTC**	Over-the-counter
Firm	Ultimate Parent and its consolidated Subsidiaries	**PAB**	Proprietary Accounts of Broker Dealers
IRS	Internal Revenue Service	**PSU**	Performance-based stock units
M&A	Merger, acquisition and restructuring transaction	**RSU**	Restricted stock units
		SEA	U.S. Securities and Exchange Act
MRM	Model Risk Management department	**SEC**	U.S. Securities and Exchange Commission
MS&Co.	Morgan Stanley & Co. LLC	**SIPC**	Securities Investor Protection Corporation
MSBNA	Morgan Stanley Bank, N.A.	**U.S.**	United States of America, which includes the District of Columbia, Puerto Rico, and the U.S. territories and possessions
MSDHI	Morgan Stanley Domestic Holdings, Inc.		
MSPBNA	Morgan Stanley Private Bank, National Association	**U.S. GAAP**	Accounting principles generally accepted in the United States of America
MSSB	Morgan Stanley Smith Barney LLC	**VWAP**	Volume-weighted average price
MSSBF	Morgan Stanley Smith Barney Financing, LLC		

A copy of our December 31, 2021, consolidated statement of financial condition filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is available for examination at the New York Office of the Securities and Exchange Commission or at our principal office at 2000 Westchester Avenue, Purchase, N.Y. 10577.

A copy of this Morgan Stanley Smith Barney LLC Consolidated Statement of Financial Condition can be viewed online at the Morgan Stanley website at:
http://www.morganstanley.com/about-us-ir/shareholder/morganstanley_smithbarney_llc.pdf